

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 24, 2007

By facsimile to (410) 580-3001 and U.S. Mail

Mr. Robert F. Gruder
Chief Executive Officer
Stinger Systems, Inc.
2701 North Rocky Point Drive, Suite 1130
Tampa, FL 33607

Re: Stinger Systems, Inc.
        Registration Statement on Form S-1
        Filed August 31, 2007
        File No. 333-145852

Dear Mr. Gruder:

        We limited our review of the filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   Provide the information required by Item 302 of Regulation S-K. See Item 11(g) of Form S-1.

Registration Statement's Cover Page

2.   Disclosure here and on page 25 indicate that Stinger's SIC code number is 5099. Since our EDGAR system's records indicate that Stinger's SIC code number is 3480, please revise or advise.

3.   We note the disclosure on the cover page of the prospectus and page 49 that the registered shares are issuable upon conversion and/or exercise of the convertible note and the related warrant. We also note the disclosure on page 49 that the registration statement covers the resale of certain "interest shares." Please reconcile with the disclosures in footnote (3) on the cover page and, as appropriate, revise your disclosure to clearly indicate the nature of the shares being registered.

Prospectus' Outside Front Cover Page

4.   Please disclose that Stinger has not registered all of the shares issuable upon conversion of the note, exercise of the warrant, and payment of interest on the note in this registration statement.

Description of Private Placement of Senior Secured Convertible Note and Warrant, page 10

5.   Disclosure states that the principal purposes of the private placement were to raise additional funding for working capital and to provide for the repayment of indebtedness. Quantify and allocate the amounts of net proceeds used for working capital and the repayment of indebtedness.

Contractual Obligations, page 21

6.   Please revise to discuss the convertible note issued in August 2007. Refer to Instruction 7 to paragraph (b) of Item 303 of Regulation S-K.

Legal Proceedings, page 36

7.   Disclosure states that Stinger is involved in litigation with its insurer, USF Insurance Company or USF. Quantify the amount of monetary damages sought by USF. See Item 103 of Regulation S-K and the item's instructions.

8.   Disclosure states that Taser International, Inc. filed a complaint against Stinger and is seeking punitive damages. Quantify the amount of punitive damages sought. See Item 103 of Regulation S-K and the item's instructions.

Management, page 37

9.   In the biographical paragraph of Mr. Andrew P. Helene, describe briefly his business
      experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Selling Stockholders, page 49

10.   Confirm that the selling stockholder is not a broker-dealer or an affiliate of a broker-
      dealer.

11.   Provide us, with a view toward disclosure in the prospectus, the total dollar value of the
      shares of common stock underlying the senior secured convertible note that Stinger has
      registered for resale, using the number of underlying securities that Stinger has registered
      for resale and the market price per share for those securities on the date of sale of the
      note.

12.   Provide us, with a view toward disclosure in the prospectus, tabular disclosure of the
      dollar amount of each payment, including the value of any payments to be made in
      common stock, in connection with the transaction that Stinger has made or may be
      required to make to the selling stockholder, any affiliate of the selling stockholder, or any
      person with whom the selling stockholder has a contractual relationship regarding the
      transaction, including any interest payments, liquidated damages, payments made to
      "finders" or "placement agents," and any other payments or potential payments. Provide
      footnote disclosure of the terms of each such payment. Do not include any repayment of
      principal on the senior secured convertible note in this disclosure.

      Further, provide us, with a view toward disclosure in the prospectus, disclosure of the net
      proceeds to Stinger from the sale of the senior secured convertible note and the total
      possible payments to the selling stockholder and any of its affiliates in the first year after
      the sale of the note.

13.   Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

      •   The total possible profit the selling stockholder could realize as a result of the
          conversion discount for the common stock underlying the senior secured
          convertible note, presented in a table with the information below disclosed
          separately:

          o   The market price per share of the common stock underlying the note on
              the date of sale of the note.

- o The conversion price per share of the common stock on the date of the sale of the note, calculated as immediately follows:

    - If the conversion price per share is set at a fixed price, use the price per share established in the note.

    - If the conversion price per share is not set at a fixed price and is set instead at a floating rate in relationship to the market price of the common stock, use the conversion discount rate and the market price per share on the date of the sale of the note and determine the conversion price per share as of that date.

- The total possible shares underlying the senior secured convertible note, assuming no interest payments and complete conversion throughout the term of the note.

- The combined market price of the total number of shares underlying the senior secured convertible note, calculated by using the market price per share on the date of sale of the note and the total number of shares underlying the note.

- The total possible shares the selling stockholder may receive and the combined conversion price of the total number of shares underlying the senior secured convertible note, calculated by using the conversion price on the date of the sale of the note.

- The total possible discount to the market price as of the date of sale of the senior secured convertible note, calculated by subtracting the total conversion price on the date of sale of the note from the combined market price of the total number of shares underlying the note on that date.

If there are provisions in the senior secured convertible note that could result in a change in the price per share upon the occurrence of certain events, provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price and then the conversion price per share drops to a lower price, provide additional disclosure.

Mr. Robert F. Gruder
September 24, 2007
Page 5

14.   Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

- The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of Stinger that are held by the selling stockholder or any affiliates of the selling stockholder, presented in a table with the information below disclosed separately:

  o Market price per share of the underlying securities on the date of sale of that other security.

  o The conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    ▪ If the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security.

    ▪ If the conversion/exercise price per share is not set at a fixed price and is set instead at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date.

- The total possible shares to be received under the particular securities, assuming complete conversion/exercise.

- The combined market price of the total number of underlying shares, calculated by using the market price per share on the date of sale of that other security and the total possible shares to be received.

- The total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of sale of that other security.

- The total possible discount to the market price as of the date of the sale of that other security calculated by subtracting the total exercise price on the date of sale of that other security from the combined market price of the total number of underlying shares on that date.

15.   Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

- The gross proceeds paid or payable to Stinger in the senior secured convertible note transaction.

- All payments that have been made or that may be required to be made by Stinger that are disclosed in response to comment 12 above.

- The resulting net proceeds to Stinger.

- The combined total possible profit to be realized as a result of any conversion discounts for the securities underlying the senior secured convertible note and any warrants, options, notes, or other securities of the selling stockholder that is disclosed in response to the comments 13 and 14 above.

Further, provide us, with a view toward disclosure in the prospectus, disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 12 above and the total possible discount to the market price of the shares underlying the senior secured convertible note as disclosed in response to comment 13 above divided by the net proceeds to Stinger from the sale of the note, plus the amount of that resulting percentage averaged over the term of the note.

16.   Provide us, with a view toward disclosure in the prospectus, tabular disclosure comparing:

- The number of shares outstanding before the senior secured convertible note transaction that is held by persons other than the selling stockholder, affiliates of Stinger, and affiliates of the selling stockholder.

- The number of shares registered for resale by the selling stockholder or affiliates of the selling stockholder in prior registration statements.

- The number of shares registered for resale by the selling stockholder or affiliates of the selling stockholder that continue to be held by the selling stockholder or affiliates of the selling stockholder.

- The number of shares that have been sold in registered resale transactions by the selling stockholder or affiliates of the selling stockholder.

- The number of shares registered for resale on behalf of the selling stockholder or affiliates of the selling stockholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

17.   Please provide us, with a view toward disclosure in the prospectus, tabular disclosure of all prior securities transactions between Stinger or any of its predecessors and the selling stockholder, any affiliates of the selling stockholder, or any person with whom the selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- The date of the transaction.

- The number of shares of the class of securities subject to the transaction that were outstanding before the transaction.

- The number of shares of the class of securities subject to the transaction that were outstanding before the transaction and held by persons other than the selling stockholder, affiliates of Stinger, or affiliates of the selling stockholder.

- The number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction.

- The percentage of total issued and outstanding securities that were issued or issuable in the transaction assuming full issuance, with the percentage calculated by taking the number of shares issued and outstanding before the applicable transaction and held by persons other than the selling stockholder, affiliates of Stinger, or affiliates of the selling stockholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction.

- The market price per share of the class of securities subject to the transaction immediately before the transaction, reverse split adjusted if necessary.

- The current market price per share of the class of securities subject to the transaction, reverse split adjusted if necessary.

18.   Provide us, with a view toward disclosure in the prospectus, this information:

- Whether Stinger has the intention and a reasonable basis to believe that it will have the financial ability to make all payments on the underlying securities.

- Whether, based on information obtained from the selling stockholder, the selling stockholder has an existing short position in Stinger's common stock and, if the selling stockholder has an existing short position in Stinger's common stock, the additional information below.

- The date on which the selling stockholder entered into that short position.

- The relationship of the date on which the selling stockholder entered into that short position to the announcement of the August 2007 private placement (for example, before or after the announcement, before or after the registration statement's filing, etc.).

19.   Provide us, with a view toward disclosure in the prospectus:

- A materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between Stinger or any of its predecessors and the selling stockholder, any affiliates of the selling stockholder, or any persons or any predecessors of those persons with whom the selling stockholder has a contractual relationship regarding the transaction. The information should include in reasonable detail a complete description of the rights and obligations of the parties in connection with the sale of the shares of common stock being registered.

- Copies of all agreements between Stinger or any of its predecessors and the selling stockholder, any affiliates of the selling stockholder, or any persons or any predecessors of those persons with whom the selling stockholder has a contractual relationship regarding the transaction in connection with the sale of the shares of common stock being registered.

If Stinger's view is that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between, and, or among those parties are included as exhibits to the registration statement, provide us confirmation of Stinger's view.

20.   Disclosure states that this registration statement covers the resale of at least 130% of the sum of the shares issuable upon the conversion of the senior secured convertible note, interest shares, and exercise of the warrant. Provide us, with a view toward disclosure in the prospectus, a description of the method by which Stinger determined the number of shares that it seeks to register in this registration statement. Note that Stinger may not register more shares for resale than it reasonably and in good faith expects to issue.

Plan of Distribution, page 50

21.   The penultimate paragraph on page 51 states that Stinger will pay all expenses of the registration of the shares. Remove the brackets after the dollar symbol to include the estimated amount of the expenses.

Exhibit 5.1

22.   Please advise us as to the purpose of the qualification set forth in paragraph (c) regarding warrant shares. In this regard, we note that the opinion is limited to shares issuable upon conversion of the convertible note.

23.   We note the disclosure under (a) in the first paragraph on page 3 that the opinion concerns only the effects of the laws "as currently in effect," and counsel assumes no obligation to supplement the opinion if any applicable laws change or if any facts or circumstances might change the opinion. Since the opinion must speak as of the date of the registration statement's effectiveness, please delete this language. Alternatively, Stinger must file a new opinion immediately before the registration statement's effectiveness.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, Stinger may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Stinger thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Stinger and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Stinger requests acceleration of the registration statement's effectiveness, Stinger should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Stinger from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- Stinger may not assert our comments and the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Stinger provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Jason C. Harmon, Esq.

DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209